SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year Ended December 31, 2010

AIR METHODS CORPORATION 401(K) PLAN
(Full title of plan)

Air Methods Corporation
7301 South Peoria, Englewood, Colorado 80112
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

REQUIRED INFORMATION

The financial statements and schedule of the Air Methods Corporation 401(k) Plan (the “Plan”) as of and for the years ended December 31, 2010 and 2009, prepared in accordance with the financial reporting requirements of ERISA, along with the reports thereon of independent registered public accounting firm, are provided beginning on page 1 attached hereto.

EXHIBIT

23.1 Consent of Ehrhardt Keefe Steiner & Hottman PC

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Air Methods Corporation 401(k) Plan
(Name of Plan)

Dated: June 29, 2011	By:	/s/ Angela Tinsley
Angela Tinsley
Human Resources Generalist
Air Methods Corporation
Plan Administrator

AIR METHODS CORPORATION 401(K) PLAN

Financial Statements
and Supplemental Information

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

AIR METHODS CORPORATION 401(K) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2010 and 2009	3

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2010 and 2009	4

Notes to Financial Statements	5

Supplemental Information

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2010	14

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Plan Administrator, Committee, and Participants
Air Methods Corporation 401(k) Plan
Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of Air Methods Corporation 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Air Methods Corporation 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Plan Administrator, Committee, and Participants
Air Methods Corporation 401(k) Plan

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) of the Plan as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2010, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

June 29, 2011
Denver, Colorado

AIR METHODS CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Investments, at fair value
Mutual funds and other	$109,944,856	$87,998,740
Guaranteed interest account	11,474,360	10,584,419
Money market funds	4,924,482	5,048,409
Company stock	11,730,099	7,162,163
Total investments	138,073,797	110,793,731

Participant notes receivable	4,410,145	3,352,941

Excess contributions payable	-	(30,735)

Net assets available for benefits	$142,483,942	$114,115,937

See notes to financial statements.

AIR METHODS CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2010	2009

Contributions
Employer	$6,549,829	$6,622,668
Employee	13,606,617	13,420,550
Rollover	586,539	482,732
Total contributions	20,742,985	20,525,950

Investment income
Net realized and unrealized appreciation of investments	16,300,821	20,870,494
Interest and dividends	2,636,988	1,898,259
Net investment income	18,937,809	22,768,753

Distribution to participants including administrative expenses and other	(11,312,789)	(7,213,156)

Net increase in net assets available for benefits	28,368,005	36,081,547

Net assets available for benefits
Beginning of year	114,115,937	78,034,390

End of year	$142,483,942	$114,115,937

See notes to financial statements.

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The Air Methods Corporation 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by Air Methods Corporation (the “Employer”).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period.  Actual results could differ from those estimates.

Investments

The Plan’s investments are managed by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.  The Plan’s investments are stated at their fair values.  Air Methods Corporation common stock, which is traded on a national securities exchange, is valued based upon the last reported sales price on the last day of the Plan year.  Mutual Funds are valued at quoted market prices.  Money Market Funds are valued at cost plus accrued interest, which approximates fair value.  Common/collective trusts are valued based upon the market value of the underlying investments.  Changes in market values after the plan year-end are not reflected in the accompanying financial statements.

Investment transactions are recorded on the date of purchase or sale (trade date).  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end value.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

Investments (continued)

The Plan’s interest in the guaranteed interest account (“Stable Value Fund”) is based on the fair value of the Stable Value Fund’s underlying investments using information reported by the investment advisor in the audited financial statements of the Stable Value Fund at year end.  As required, the statement of net assets available for benefits presents the fair value of the investment.  The adjustment from contract value to fair value was not significant for the year ended December 31, 2009 and the adjustment from contract value to fair value was approximately $113,000 for the year ended December 31, 2010.

As of December 31, 2010 and 2009, $11,474,360 and $10,584,419, respectively, was invested in the Stable Value Fund (“Fund”).  The Fund is a common collective trust that is held in the general account of Fidelity.  The Fund invests in fully benefit responsive guaranteed investment contracts.  The crediting interest rates are fixed for the life of the underlying investments or change quarterly.  The average yields for the years ended December 31, 2010 and 2009 were approximately 1.31% and 1.65%, respectively.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account.  Loans to plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid.  Participant loans are valued at their outstanding balance, which approximates fair value.  New loans bear interest at the prime rate plus 2% and have maximum terms of 5 years, except for loans for primary residences, which may have a term of up to 10 years.  The interest rates on loans outstanding were between 5.5% and 9.25% at December 31, 2010 with maturity dates ranging from January 2011 to September 2035.

Note 2 - Plan Description

The following summary of the Plan provides general information only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code (“IRC”).  The plan was amended October 19, 2009.  The Employer contracts with the trustee for the investing, safekeeping, and accounting for the Plan’s assets and valuation of the individual participant’s accounts.

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

Note 2 - Plan Description (continued)

General (continued)

Employees who have completed one month of service and are over the age of 18 are eligible to participate in the Plan.  Plan entry dates are the first day of January, April, July, or October following eligibility.  Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act.  In the event of Plan termination, the participants would become 100% vested in their accounts.  Each terminated participant is assessed an annual administrative fee which varies based upon the number of participants and rates negotiated by the Employer.  All other Plan expenses with the exception of loan and distribution fees are paid by the Employer.

Contributions

The Employer matching contribution is equal to 70% of the first 8% of compensation.  Participants may annually contribute any percentage of their annual compensation, subject to annual IRC limitations ($16,500 in 2010 and 2009).  The contributions are invested at the direction of the participant in a variety of investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Employer’s discretionary contributions and b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments

Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement (age 59½), financial hardship, or termination of employment.  Distributions are made in a lump-sum cash payment. Vested account balances up to but not exceeding $5,000 for terminated participants will be automatically distributed.

Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits.  There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2010 or 2009.

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

Note 2 - Plan Description (continued)

Vesting

Participant contributions and employer discretionary profit sharing contributions and the earnings thereon are fully vested at all times.  Vesting of Employer matching contributions and the earnings thereon is based on years of continuous service, as follows:

Years of Service	Nonforfeitable Vested Percentage
1	33.33%
2	66.67%
3	100.00%

At December 31, 2010 and 2009, forfeited nonvested accounts totaled approximately $3,800 and $38,300, respectively.  These accounts will be used to reduce future Employer contributions.  During 2010 and 2009, employer contributions were reduced by approximately $175,000 and $101,000, respectively, from forfeited non-vested accounts.

Note 3 - Recently Issued Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be classified as loans receivable and measured at unpaid principal balance plus accrued but unpaid interest.  Previously, these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements of Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures.  As permitted under the ASU, the Plan has retrospectively adopted the ASU for the Plan years ending December 31, 2010 and 2009.  The adoption of ASU 2010-25 did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements.  This guidance requires additional disclosure of transfers of assets and liabilities between Levels 1 and 2 of the fair value hierarchy and disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements in the reconciliation of the assets and liabilities measured under Level 3 of the fair value hierarchy.   This standard also clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques.  ASU 2010-06 was effective for the Plan’s year ended December 31, 2010, except for the disclosure requirements on Level 3 activity that will be effective for the Plan’s year ending December 31, 2011.  The adoption of this standard did not have a material impact on the Plan’s financial statements.

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

Note 4 - Fair Value Measurements

Fair value accounting guidance defines fair value as the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs.  This guidance establishes three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices for similar assets in active markets;

Level 2:
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets, quoted prices for identical or similar assets in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets; or

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Company stock	$11,730,099	$-	$-	$11,730,099
Mutual funds:
Other equity funds	50,192,254	-	-	50,192,254
Target date funds	34,656,782	-	-	34,656,782
Fixed income funds	10,594,070	-	-	10,594,070
Index equity funds	2,705,505	-	-	2,705,505
International equity funds	11,796,245	-	-	11,796,245
Money market funds	4,924,482	-	-	4,924,482
Guaranteed interest account	-	11,474,360	-	11,474,360

Total assets measured at fair value	$126,599,437	$11,474,360	$-	$138,073,797

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

Note 4 - Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Company stock	$7,162,163	$-	$-	$7,162,163
Mutual funds:
Other equity funds	38,698,975	-	-	38,698,975
Target date funds	28,095,807	-	-	28,095,807
Fixed income funds	8,020,215	-	-	8,020,215
Index equity funds	2,296,004	-	-	2,296,004
International equity funds	10,887,739	-	-	10,887,739
Money market funds	5,048,409	-	-	5,048,409
Guaranteed interest account	-	10,584,419	-	10,584,419

Total assets measured at fair value	$100,209,312	$10,584,419	$-	$110,793,731

The Plan’s valuation methodology used to measure the fair values of company stock, mutual funds and money market funds and common stock was derived from quoted market prices as substantially all of these instruments have active markets.  The valuation methodology used to measure the fair value of guaranteed interest account was derived from the market value of the underlying investments using information reported by the investment advisor in the audited financial statements of the Stable Value Fund at year end.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5 - Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010:

Fair Value

Fidelity Contrafund	$12,467,196
Air Methods Corporation Common Stock	$11,730,099
Fidelity Stable Value Fund	$11,474,360
Fidelity International Discovery	$10,393,839
Fidelity Freedom 2020 Fund	$7,801,440

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

Note 5 – Investments (continued)

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009:

Fair Value

Fidelity Stable Value Fund	$10,584,419
Fidelity International Discovery	$9,973,141
Fidelity Contrafund	$9,217,977
Air Methods Corporation Common Stock	$7,162,163
Fidelity Freedom 2020 Fund	$6,488,476
Royce Value Plus Ser Fund	$6,149,715

Net appreciation in fair value for the year ended December 31, including realized and unrealized gains and losses, was as follows:

	December 31,
	2010	2009

Mutual Funds and other	$11,357,927	$17,413,544
Air Methods Corporation Common Stock	4,942,894	3,456,950

	$16,300,821	$20,870,494

Note 6 - Federal Income Taxes

As of December 31, 2010 and 2009, the Plan operates under an opinion letter dated March 31, 2008 from the Internal Revenue Service stating that the Plan constitutes a qualified Plan under section 401(k) of the IRC and is, therefore, exempt from federal income taxes under provisions of applicable sections of the IRC.  The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

Note 7 - Risks and Uncertainties

Investments, in general, are exposed to various risks, such as significant world events and interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Note 8 - Related Party Transactions

Certain Plan investments are shares of money market funds and mutual funds managed by Fidelity.  Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions under ERISA.  Personnel and facilities of the Employer have been used to perform administrative functions for the Plan at no charge to the Plan.  In addition, the Plan holds common shares of Air Methods Corporation, the Plan Sponsor, which also qualifies as a party-in-interest transaction.  Participant loans also qualify as party-in-interest transactions.

Note 9 - Reconciliation to 5500

Total 2010 and 2009 contributions and the December 31, 2010 and 2009 accrual for excess contributions included in the financial statements are approximately $31,000 and $57,000, respectively, different than the amount shown on the 5500 due to an accrual for excess contributions recorded in the financial statements, which is not recorded in the 5500.  Additional reconciling items related to 2009 include receivable of $10,000 and accrued expenses of $5,900 not recorded for financial statement purposes.

SUPPLEMENTAL INFORMATION

AIR METHODS CORPORATION 401(k) PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2010

Employer Identification Number: 84-0915893
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Fidelity Leveraged Co Stk Fund	Mutual fund	$4,592,513
*	Fidelity International Discovery Fund	Mutual fund	10,393,839
*	Fidelity Freedom Income Fund	Mutual fund	376,404
*	Fidelity Freedom 2000 Fund	Mutual fund	233,467
*	Fidelity Freedom 2010 Fund	Mutual fund	2,495,972
*	Fidelity Freedom 2020 Fund	Mutual fund	7,801,440
*	Fidelity Freedom 2030 Fund	Mutual fund	6,817,404
	Spartan US Equity Index Fund	Mutual fund	2,705,505
*	Fidelity US Bd Index Fund	Mutual fund	3,952,457
*	Fidelity Freedom 2040 Fund	Mutual fund	2,960,863
*	Fidelity Total Bond Fund	Mutual fund	6,641,613
*	Fidelity Freedom 2005 Fund	Mutual fund	163,565
*	Fidelity Freedom 2015 Fund	Mutual fund	5,750,344
*	Fidelity Freedom 2025 Fund	Mutual fund	4,160,625
*	Fidelity Freedom 2035 Fund	Mutual fund	2,557,687
*	Fidelity Freedom 2045 Fund	Mutual fund	1,084,605
*	Fidelity Freedom 2050 Fund	Mutual fund	630,810
	RS Partners A Fund	Mutual fund	895,175
	Royce Value Plus Ser Fund	Mutual fund	7,012,555
	Northern SM Cap Val	Mutual fund	404,924
	Cohen & Steers Rlty	Mutual fund	1,561,276
	RS Emerging Mkts A	Mutual fund	1,402,406
	Artisan Mid Cap Val	Mutual fund	3,577,357
	Victory Divers Stk A	Mutual fund	3,626,061
	Eaton LG Cap Value A	Mutual fund	3,912,222
	Oakmark EQ & INC I	Mutual fund	5,516,834
*	Fidelity ContraFund	Mutual fund	12,467,196
	T. Rowe Price Mid-Cap Growth Adv Fund	Mutual fund	6,037,293
	Brokerage Link Account		212,444
	Total Mutual Funds and other		109,944,856

*	Fidelity Ret Govt MM Fund	Cash and cash equivalent	4,924,482
*	Fidelity Stable Value Fund	Guaranteed interest account	11,474,360
*	Air Methods Corporation Common Stock	Company stock	11,730,099
*	Participant loans (interest rates ranging from 5.5% to 9.25%), maturity dates January 2011 to September 2035 secured by participant account balances		4,410,145

			$142,483,942

* Represents a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.